Exhibit 8

PRINCIPAL SUBSIDIARIES

As of May 31, 2007, our principal subsidiaries were as follows:

NAME	PERCENTAGE OWNED	JURISDICTION OF INCORPORATION	NAME UNDER WHICH BUSINESS IS DONE
Ross Systems, Inc.	100%	Delaware	Ross
Pivotal Corporation	100%	British Columbia	Pivotal
IMI Global Holdings Ireland Limited	51%	Ireland	IMI
Equity Pacific Ltd. (holds 17game)	100%	British Virgin Islands	17game
China.com Inc.	77%	Cayman Islands	China.com
China.com Corp. Limited	77%*	Hong Kong	—
CDC Mobile Media Corporation	69%*	British Virgin Islands	—

*	Subsidiaries held under our 77% owned subsidiary, China.com Inc., which is listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.